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                                                                  Exhibit (a)(2)

                            [LOGO] RSA Security Inc.
                                                               November 15, 2001

Dear Colleague:

         Earlier this month, you received an email from me regarding the stock option exchange program. The materials that accompany this letter explain this program in detail and provide the necessary paperwork for you to participate.

         We are offering you the opportunity to ask us to exchange your current stock options for new options that will be granted and priced in June 2002. This exchange offer was designed to help deal with the recent stock price decline. While we believe the terms of the exchange offer are fair and we urge you to consider the offer carefully, you are in no way obligated to request that your options be exchanged. It is entirely up to you.

         As you know, RSA Security has always believed that stock options play an important role in employee compensation and in uniting our Company in the spirit of common ownership. We all benefit from a strong valuation. However, it is clear that the last six months have been very challenging, and that a combination of internal and external forces have negatively impacted our stock price. This has been disappointing to all of us, and has resulted in a situation where the vast majority of employee stock options are priced significantly above our current stock price.

         The stock option exchange program is designed to help restore the upside in your options. By giving employees an opportunity to request that we cancel their old "underwater" options in exchange for new options that may have a lower exercise price, we can hopefully create greater value in the options.

         Should you choose to participate in this program, you may offer for exchange any or all of your current stock options.

         This program applies only to options issued from our 1994 Stock Option Plan--1998 Restatement, as amended; 1986 Stock Option Plan, as amended; Amended and Restated 1998 Non-Officer Employee Stock Incentive Plan, as amended; Xcert International, Inc. 1998 Equity Incentive Plan, as amended; and Securix, Inc. 1996 Stock Option Plan, as amended, and does not apply to shares that you may have purchased on your own in the open market or that you may have purchased through our Employee Stock Purchase Plan.

         Attached to this letter is a general outline of how this program works. Again, we hope you give this program serious consideration. It is designed to help restore the inherent value and upside in your option grants, and to better position you to share in the growth that we are all working together to create.

                                        Sincerely,

                                        Arthur W. Coviello, Jr.
                                        Chief Executive Officer and President



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                                                                  Exhibit (a)(2)

RSA Security Stock Option Exchange Program:

Stock options can be exchanged at a rate of three-for-five. That is, for every five shares of an option you exchange, you will receive a new option for three shares. For example, if you exchange an option for 500 shares you will receive an option for 300 shares exercisable at the fair market value of our common stock on the date the new option is granted to you.

- If you request that we exchange any options under this program, you must request that we exchange the entire amount of the applicable grant. For example, if you were granted an option to acquire 1,500 shares on December 15, 1999 that you wish to exchange, you must request that we exchange that grant in its entirety (that is, all 1,500 shares), rather than just a portion of it.

- If you decide to request that we exchange any of your eligible options, then you must request that we exchange all of the options that you received after May 15, 2001 that have a lower exercise price than the highest exercise price of the options that you choose to tender1. This requirement is due to complex accounting rules.

- Should you participate, your new options will be issued on the first business day that is at least six months plus one day from the date your original options are cancelled and will have an exercise price equal to the fair market value at the time the new option is granted. You will not, however, receive your new option if you are not employed by RSA or one of its subsidiaries on both the date this offer expires and on the date of the new option grant.

- Options issued under this program will vest as follows: 25% will vest immediately upon grant and the remaining 75% will vest in equal quarterly installments over a three year period. Vesting of the surrendered grant will not count towards the new vesting schedule.

For your information, this type of plan has been offered to employees in other companies after similar stock price declines. Shareholders have generally accepted these plans and, to our knowledge, those companies' stock prices haven't been negatively impacted when the exchange plan meets certain parameters, all of which are features of this plan, including:

- Reduction of total options outstanding (as a result of the three-for-five share exchange ratio),

- No charge to quarterly earnings (by having the holders wait at least six months plus one day to receive the new options--which will be priced at that time--and by requiring the exchange of lower priced options granted within the prior six months, the Company will avoid a charge to earnings), and

-    Meaningful vesting for new options.



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(1) We use the word "tender" because this word has special legal meaning.
"Tender" describes what you are doing when you request that we exchange your old options for new options pursuant to the Offer to Exchange. When you "tender" your options you will no longer have any rights to them if we accept them at the end of the offering period.


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                                                                  Exhibit (a)(2)

To participate in this program, please read the enclosed materials, including the exchange offer document and the risks described in that document, and then sign and return the election form by December 17, 2001. YOU WILL NOT BE ABLE TO PARTICIPATE IN THIS PROGRAM IF YOU DO NOT RETURN YOUR ELECTION FORM BY DECEMBER 17, 2001. If you have any questions or would like more information, please contact the appropriate individual listed below:

- UNITED STATES: Michele Linehan, Human Resources, 36 Crosby Drive, Bedford, MA 01730
     Phone: (781) 301-5464; Fax: (781) 301-5470

- CANADA: Kristin Lawler, Human Resources, 505 Burrard Street, Vancouver, BC V7X 1M3
     Phone: (604) 640-6248; Fax: (604) 640-6216

- EMEA AND IRELAND: Valerie Mann, Human Resources, RSA House (formerly Bracknell Gate) Western Road, Bracknell, RG12 1 RT UK
     Phone: (44) 1344 781601; Fax: (44) 1344 781314

- SWEDEN: Magnus Back, Human Resources, P.O. Box 107 04 Globen City, Hus 19, Avenavagen 29 S-121 29, 6th and 7th Floor, Stockholm Sweden
     Phone: (46) 8 725 97 92; Fax: (46) 8 725 97 96

- AUSTRALIA: Susan Newton, Human Resources, Level 32 Waterfront Place, 1 Eagle Street, Brisbane, Australia QLD 4000
     Phone: (61) 7 3227 4473; Fax: (61) 7 3227 4400

- ASIA PACIFIC: Anita Tan, Human Resources, 2 Shenton Way, #13-03, Unity Tower One, Singapore 068804
     Phone: (65) 880-5151; Fax: (65) 880-5155

- JAPAN: Kikuchi Tokuo, Legal Dept., Tokyo Ginko Kyokai Bldg. 13F, 1-2-1, Marunouchi, Chiyoda-ku, Tokyo 100-0005 Japan
     Phone: (813) 5222-5201; Fax: (813) 5222-52